NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON THURSDAY, JUNE 14, 2007

NOTICE IS GIVEN THAT the annual general and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Grand Lecture Theatre of the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, on Thursday, June 14, 2007 at 10:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the financial statements of the Trust for the year ended December 31, 2006, together with the auditors’ report thereon;

2.

to appoint the auditors for the Trust for the ensuing year and to authorize the board of directors of Enterra Energy Corp. (“Enterra”) to fix their remuneration as such;

3.

to set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at five;

4.

to elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed;

5.

to consider and, if thought appropriate, to pass a special resolution to approve an amendment to the Amended and Restated Trust Indenture of the Trust dated November 23, 2005 as amended May 18, 2006;

6.

to consider and, if thought appropriate, to pass a resolution to amend the Trust Unit Option Plan of the Trust;

7.

to consider and, if thought appropriate, to pass a resolution to amend the Restricted Unit and Performance Unit Incentive Plan of the Trust; and

8.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular – Proxy Statement dated May 1, 2007, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2006, including the auditors’ report thereon, are included in the Trust’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@enterraenergy.com.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on May 4, 2007 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Dated May 1, 2007.

By order of the board of directors of Enterra Energy Corp., administrator of Enterra Energy Trust
Signed “E. Keith Conrad”
E. Keith Conrad
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON THURSDAY, JUNE 14, 2007

SOLICITATION OF PROXIES

The Information Circular – Proxy Statement is furnished on behalf of management of Enterra Energy Corp. (“Enterra”), in its capacity as administrator of Enterra Energy Trust (the “Trust”) in connection with the solicitation of proxies for use at the annual general and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of the Trust to be held in the Grand Lecture Theatre of the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, on Thursday, June 14, 2007 at 10:00 a.m. (Calgary time), and at any adjournment thereof for the purposes set forth in the Notice of Annual General and Special Meeting.

The Trust has outstanding one type of security that entitles holders to vote generally at meetings of Unitholders, being Trust Units.

Trust Units

Each Trust Unit outstanding at the close of business on May 4, 2007 (the “Record Date”) is entitled to one vote.  However, only registered Unitholders or the person(s) they appoint as their proxy are permitted to vote at the Meeting.  This is significant because a substantial number of Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.

In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms) and in the United States, the vast majority of such Trust Units are registered under the name of Cede & Co. (the registration name for Depositary Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.  Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (formerly ADP Investor Communication Services and referred to herein as “Broadridge”) in the United States and in Canada.  Broadridge typically mails voting instruction forms (“VIF”) to the Beneficial Unitholders and requests the Beneficial Unitholders to return the proxy VIF to Broadridge.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a VIF from Broadridge cannot use that VIF to vote Trust Units directly at the Meeting.  The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.

VOTING PROCEDURES

The Trust Units vote as a single class on all matters with each Trust Unit outstanding on the Record Date having one vote.

INSTRUMENTS OF PROXY

Instruments of proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  The Trustee has fixed the Record Date for the Meeting at the close of business on May 4, 2007.  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Enterra.  Each Unitholder has the right to appoint a proxyholder other than the persons designated, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY AND VOTING DIRECTION

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Enterra at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the instrument of proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual General and Special Meeting.  At the time of printing this Information Circular - Proxy Statement, management of Enterra knows of no such amendment, variation or other matter.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Enterra, in its capacity as administrator of the Trust.  The costs incurred in the preparation and mailing of this Information Circular - Proxy Statement and related materials will be borne by Enterra.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Enterra, who will not be specifically remunerated.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Enterra is not aware of any material interest, direct or indirect by way of beneficial ownership of securities or otherwise, of any director, executive officer or nominee for director of Enterra or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of a trust indenture dated October 24, 2003 between Luc Chartrand and Olympia Trust Company (the “Trustee”) and certain amendments were made to the trust indenture pursuant to an amended and restated trust indenture dated November 25, 2003 and on May 18, 2006 at the last annual general and special meeting of the Trust (the “Trust Indenture”).  Pursuant to the Trust Indenture and an administration agreement dated November 25, 2003 between the Trustee and Enterra (the “Administration Agreement”), the Trustee has delegated to Enterra certain matters in respect of the management and administration of the Trust.

The Trust is authorized to issue an unlimited number of Trust Units.  As at May 1, 2007, 61,278,120 Trust Units were issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by more than one person, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented by proxy whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and executive officers of Enterra, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the voting rights attached to the issued and outstanding Trust Units that may be voted at the Meeting.

The percentage of Trust Units that were owned, directly or indirectly, by all directors and officers of Enterra as of May 1, 2007 as a group was 0.16% (~99,000 Trust Units).

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Trust Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either in person or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

Most of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

Approval of the amendment to the Trust Indenture is by special resolution of the Unitholders.  A special resolution requires approval by not less than 66⅔% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING1

1.

Receive and consider the financial statements of the Trust

The consolidated financial statements of the Trust for the year ended December 31, 2006, together with the auditors’ report thereon, will be presented at the Meeting.

2.

Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the board of directors of Enterra (the “Enterra Board”) to fix the remuneration payable to the auditors.

The full text of the resolution follows:

“Be it resolved that KPMG LLP, Chartered Accountants, be appointed to serve as auditors of the Trust until the next annual meeting of Unitholders and the directors of Enterra be authorized to fix the remuneration payable to the auditors.”

3.

Set the number of directors of Enterra to be elected at five directors

The articles of Enterra provide for a minimum of three directors and a maximum of 15 directors.  The Enterra Board is proposing a slate of five directors and accordingly proposes setting the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at five.  Approval is by way of an ordinary resolution.

The full text of the resolution follows:

“Be it resolved that the number of directors of Enterra to be elected at the Meeting be set at five.”

4.

Election of the Enterra Board

Unitholders of the Trust are entitled to elect all of the members of the Enterra Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting, the trustees of EECT shall elect the individuals so selected by the Unitholders to the Enterra Board.

1

Voting of Enterra common shares: Enterra Energy Commercial Trust (“EECT”) is a wholly owned subsidiary of the Trust and holds all of the issued and outstanding voting securities of Enterra.  Pursuant to the EECT Indenture, the trustees of EECT are required to vote the common shares of Enterra on any particular matter in equal proportions to the votes cast by Unitholders.

The five nominees for election as directors of Enterra by Unitholders are as follows:

R.H. (Joe) Vidal
E. Keith Conrad
Peter Carpenter
Roger Giovanetto
Amar Pandila

The names and municipalities of residence of the five persons nominated for election as directors of Enterra, the number of Trust Units beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Enterra, where applicable, the period served as director and the principal occupation for the last 5 years of each are as follows:

Name & Municipality of Residence	Trust Units and Options Beneficially Owned or Controlled as of May 1, 2007*	Offices Held & Time as Director	Principal Occupation
R.H. (Joe) Vidal(1)(3)(4)(5) Saskatchewan, Canada	655 Trust Units 10,000 options 1,916 restricted units** 1,554 performance units**	Director of Enterra since April 1, 2006 Chairman of the Enterra Board	President and Chief Executive Officer of Bioriginal Food & Science Group since March 2005, from 1999 to 2005 Chief Financial Officer/Vice President Operations of Bioriginal Food & Science Group
E. Keith Conrad Alberta, Canada	50,441 Trust Units held through Macon Resources Ltd. (“Macon”) 866 Trust Units held under Mr. Conrad’s control or direction 400,000 options held through Macon	Director, President and Chief Executive Officer of Enterra since June 1, 2005

President and Chief Executive Officer of Enterra, administrator of the Trust and the subsidiaries of the Trust since June 2005; Chairman of Macon since 1996, Former Chairman and Chief Executive Officer of Petroflow Energy Ltd., an oil and gas exploration and drilling company from 2004 to 2006

Peter Carpenter(1)(2)(4)(5)(6) Ontario, Canada	0 Trust Units 10,000 options 1,341 restricted units** 1,277 performance units**	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm since 1996
Roger Giovanetto(2)(3)(6) Alberta, Canada	23,000 Trust Units held through 74305 Alberta Ltd. 10,000 options 1,341 restricted units** 1,277 performance units**	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company for more than 5 years
Amar Pandila Alberta, Canada	0 Trust Units	Nominee

Vice President Corporate Development, Monterey Exploration Ltd., an oil and natural gas exploration and production company; Vice President Business Development (Foothills region), Encana Corp., an oil and gas exploration and development company; Founder, Vice President and General Manager of Tom Brown Resources Ltd., an oil and gas exploration and development company

*

The information as to shares beneficially owned or over which control or direction is exercised by each nominee, not being within the knowledge of Enterra, has been furnished by the respective nominees individually as of the date of this Information Circular – Proxy Statement

**

Granted only

Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Reserves Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance and Nominating Committee.

(5)

Member of the Special Committee.

(6)

Member of the Health, Safety, Environment and Regulatory Compliance Committee.

With the exception of the information disclosed in Schedule “A”, no proposed director:

(a)

is, as at the date hereof, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Enterra) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The full text of the resolution follows:

“Be it resolved that the five nominees proposed by the Enterra Board in the Information Circular – Proxy Statement of the Trust dated May 1, 2007 be elected directors of Enterra until the next annual meeting of Unitholders or until their successors are elected or duly appointed.”

5.

Amendment to the Trust Indenture

Approval of the Unitholders, by special resolution, is being sought to permit an amendment to the Trust Indenture in order to give the Trust greater flexibility to undertake certain corporate transactions.

The Trust Indenture currently reads, in part, as follows:

“4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

…

(c)

acquiring, holding, transferring, disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, Commercial Trust or any other entity in which the Trust owns, directly or indirectly, 50% or more of the outstanding voting securities including, without limitation, bodies corporate, partnerships or trusts;”

It is proposed that paragraph 4.1(c) of the Trust Indenture be amended to read as follows (the language proposed to be removed being stricken for ease of reference):

“4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

…

(d)

acquiring, holding, transferring, disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, Commercial Trust or any other entity ~~in which the Trust owns, directly or indirectly, 50% or more of the outstanding voting securities~~ including, without limitation, bodies corporate, partnerships or trusts;’

At the Meeting, Unitholders are being asked to consider, and if thought appropriate, to approve a special resolution in order to properly approve the proposed amendments to the Trust Indenture as described above (the “Indenture Amendment Resolution”).  The full text of the Indenture Amendment Resolution may be found at Schedule “B” of this Information Circular – Proxy Statement.

The Enterra Board recommends that Unitholders vote in favour of the Indenture Amendment Resolution because the proposed change (i) will remove a prohibition from the Trust Indenture that, as compared to many of the Trust’s peers, restricts the Trust with respect to potential corporate transactions and (ii) will provide the Trust with additional flexibility to undertake corporate transactions of the nature referred to in paragraph 4.1© of the Trust Indenture without the requiring, as a prerequisite, the Trust to own 50% or more of the outstanding voting securities of the entities with which it proposes to undertake such transactions.

The Indenture Amendment Resolution requires the approval of holders of not less than 66⅔% of the Trust Units represented at the Meeting in person or by proxy and voted on such resolution.

6.

Approval of amendments to the Trust Unit Option Plan

The Trust’s current Trust Unit Option Plan (the “Option Plan”) was approved by the Unitholders in May 2004 and amended in May 2006.  The Enterra Board recommends up-dating the existing Option Plan so its provisions are in keeping with current TSX policies relating to compensation plans, and in particular with the requirements of amending formulas in such plans.  The Trust’s Option Plan currently contains a general amending formula, as follows:

“12.

Amendment or Discontinuance of Plan

12.1

The Board may amend or discontinue the Plan at any time without the consent of the Participants, provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted herein, and that such amendment or discontinuance has been approved by the Exchange and, if necessary, by the holders of the Trust Units.”

The intent of the proposed amendment to the Option Plan, in accordance with TSX Staff Notice #2006-001, is to specify the types of amendments that are permitted to the Option Plan without Unitholder approval.  The TSX has advised that a general amendment procedure, such as the one currently contained in the Option Plan, will no longer be permitted and that issuers have until June 30, 2007 to adopt a permitted amendment procedure.  Issuers who fail to adopt an amendment procedure prior to June 30, 2007 will not be able to make any amendments to their plans without Unitholder approval, including amendments considered to be of a “housekeeping” nature. It is proposed that paragraph 12.1 of the Option Plan be deleted and replaced to read as follows:

“12.1

The Board may amend, suspend or terminate the Plan, or any portion thereof or any Option, at any time, and may do so without Unitholder approval, subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval:

(a)

amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)

amendments necessary to comply with the provisions of applicable law;

(c)

amendments respecting administration of the Plan;

(d)

any amendment to the vesting provisions;

(e)

any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible participants; and

(g)

any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law.

In order for the foregoing amendment to be passed, it must be approved by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting.  Please see Schedule “C” of this Information Circular – Proxy Statement for the full text of the resolution.

7.

Approval of amendments to the Restricted Unit and Performance Unit Incentive Plan

The current Restricted Unit and Performance Unit Incentive Plan (the “RUPU Plan”) was approved by Unitholders in May 2006.  The Enterra Board recommends up-dating the RUPU Plan so its provisions are in keeping with current TSX policies relating to compensation plans and in particular with the requirements of amending formulas in such plans.  Currently, the Trust’s RUPU Plan contains a general amending formula as follows:

“12.

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board.  Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the Exchange.  Any amendment to this Plan will take effect only with respect to Restricted Units or Performance Units granted after the effective date of the amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of the Corporation and the Service Providers to whom the Restricted Units or Performance Units have been made.”

The proposed amendment to the RUPU Plan, like the proposed amendment to the Option Plan above, would, in accordance with TSX Staff Notice #2006-001, specify the types of amendments that are permitted to the RUPU Plan without Unitholder approval.  Accordingly, it is proposed that paragraph 12 of the RUPU Plan be amended to read as follows (the language proposed to be added being underlined and the language to be deleted being stricken for ease of reference):

“12.

~~The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board.  Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the Exchange.~~  The Board may amend, suspend or terminate the Plan, or any portion thereof or any Restricted Unit or Performance Unit, at any time, and may do so without Unitholder approval, subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval (Any amendment to this Plan will take effect only with respect to Restricted Units or Performance Units granted after the effective date of the amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of the Corporation and the Service Providers to whom the Restricted Units or Performance Units have been made):

(a)

amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)

amendments necessary to comply with the provisions of applicable law;

(c)

amendments respecting administration of the Plan;

(d)

any amendment to the vesting provisions;

(e)

any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible participants; and

(g)

any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law.

In order for the foregoing amendment to be passed, it must be approved by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting.  Please see Schedule “D” of this Information Circular – Proxy Statement for the full text of the resolution.

EXECUTIVE COMPENSATION

The Trustee has generally delegated the significant management decisions of the Trust to the Enterra Board.  In addition, pursuant to the Administration Agreement, Enterra has been appointed the administrator of the Trust and is responsible for the administration and management of all general and administrative affairs of the Trust.  Enterra is not entitled to the payment of a fee for the services provided to the Trust pursuant to the Administration Agreement.

SUMMARY OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the last three fiscal years ended December 31, 2006, 2005 and 2004 by Enterra’s Chief Executive Officer and Chief Financial Officer and for the next three most highly compensated executive officers.  Except as disclosed below, no executive officer of Enterra received in excess of Cdn $150,000 by way of salary, bonuses or other compensation during the fiscal years ended December 31, 2006, 2005 and 2004.

Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal		Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation
Position	Year	Cdn($)	Cdn($)	Cdn($)	(#)	Cdn($)	Cdn($)(13)	Cdn($)

E. Keith Conrad(1) President and Chief Executive Officer	2006 2005 2004	396,000 231,000 --	(2) -- --	-- -- --	-- 400,000 --	-- -- --	-- -- --	-- -- --
Victor Roskey(3) Senior Vice President and Chief Financial Officer	2006 2005 2004	173,591 -- --	-- -- --	12,375 -- --	100,000 -- --	938,183(12) -- --	-- -- --	3,100 -- --
John Reader(4) Senior Vice President Corporate Development	2006 2005 2004	219,211 40,000 --	34,980 8,745 --	16,766 -- --	75,000 30,000 --	716,296(12) -- --	19,998(4) -- --	4,650 -- --
James Tyndall(5) Senior Vice President Operations and Chief Operating Officer	2006 2005 2004	160,416 -- --	40,000 -- --	14,437 -- --	100,000 -- --	1,023,998(12) -- --	-- -- --	2,600 -- --
John Kalman(1)(6) Chief Financial Officer	2006(1) 2005 2004	113,216 119,000 --	50,000 -- --	-- -- --	-- -- --	155,500(12) -- --	137,842 -- --	11,745 -- --
Kim Booth(7) Vice President Chief Operating Officer US Operations	2006 2005 2004	US$187,500 -- --	-- -- --	US$5,625 -- --	75,000 -- --	859,728(12) -- --	-- -- --	US$17,199 -- --
Reginald J. Greenslade(8) Former Chairman	2006 2005 2004	50,093 200,000 --	48,248 194,625 --	-- 2,500 --	-- -- 120,000	-- --	-- --	-- 19,791 --
Luc Chartrand(9) Former President and Chief Executive Officer	2006 2005 2004	-- 200,000 178,060	-- 195,458 --	-- -- --	-- 200,000 --	-- -- --	-- -- --	-- -- 274,000
Lynn Wiebe(10) Former Chief Financial Officer	2006 2005 2004	8,692 120,000	-- 127,048	-- --	-- 120,000	- -- --	- -- --	825 10,450
William Turko(11) Vice-President, Operations	2006 2005 2004	10,141 128,333	-- 124,858	-- --	-- 120,000	- -- --	- -- --	963 12,192

Notes:

(1)

Mr. Conrad was appointed President and Chief Executive Officer on June 1, 2005.  Mr. Kalman was appointed Chief Financial Officer on June 1, 2005.  Prior to their appointment, neither Mr. Conrad nor Mr. Kalman received compensation from Enterra or the Trust.  On May 27, 2005, the Trust and Macon entered into a Management Agreement (the “Management Agreement”).  Under the Management Agreement, Macon agreed to provide the services of Mr. Conrad as President and Chief Executive Officer and Mr. Kalman as CFO of Enterra.  Pursuant to the Management Agreement, Enterra agreed to pay Macon fees of $50,000 per month and a total of 400,000 Trust Unit options.  The Management Agreement also provided office space to Macon.  Moreover, pursuant to the Management Agreement, Mr. Conrad and Mr. Kalman were eligible to participate in Enterra’s Annual Bonus Plan, Stock Savings Plan and Health Benefits Plan.  Mr. Kalman subsequently became an employee of Enterra on March 1, 2006 and the Management Agreement was adjusted to $33,000 per month for Mr. Conrad’s services as President and Chief Executive Officer.

(2)

A cash bonus of $84,435 to Macon was paid for 2005 in 2006.

(3)

Mr. Roskey was appointed Senior Vice President and Chief Financial Officer on June 8, 2006.

(4)

Mr. Reader was appointed Senior Vice President Corporate Development on June 8, 2206 after being Vice-President Operations and Engineering since October 1, 2005.  Mr. Reader exercised options from an affiliated entity and realized a gain of $80,722 through its long term incentive plan.

(5)

Mr. Tyndall was appointed Senior Vice President Operations and Chief Operating Officer on June 8, 2006.

(6)

Mr. Kalman resigned as Chief Financial Officer on June 15, 2006.

(7)

Ms. Booth was appointed Vice President Chief Operating Officer US Operations on March 22, 2006.

(8)

Mr. Greenslade resigned from the offices of President and Chief Executive Officer on completion of Enterra’s plan of arrangement with the Trust on November 25, 2003, and was reappointed to the offices of President and Chief Executive Officer upon Mr. Chartrand’s resignation on January 15, 2005.  Mr. Greenslade resigned as President and Chief Executive Officer on June 1, 2005 upon Mr. Conrad’s appointment.  During 2004 Mr. Greenslade was employed by JED Oil Inc.  Mr. Greenslade resigned as a director and as Chairman of the Enterra Board on March 31, 2006.

(9)

Mr. Chartrand was appointed the President and Chief Executive Officer of Enterra on November 25, 2003 and resigned from these positions and as a director on January 15, 2005.  Prior thereto he held the office of Chief Financial Officer.

(10)

Ms. Wiebe was appointed Chief Financial Officer of Enterra on November 25, 2003.  Prior thereto, Ms. Wiebe served Enterra on a consulting basis.  She resigned on January 26, 2005.

(11)

Mr. Turko was appointed Vice-President, Operations of Enterra on February 1, 2004 and resigned on January 26, 2005.

(12)

Cumulative total value of grants of restricted units and performance units over a three year period with respect to restricted units and over a two year period with respect to the performance units (assuming a payout multiplier of 1:1 with respect to the performance units) under the RUPU Plan as of the grant date.  For a summary of the vesting dates and the value of grants of restricted and performance units per year, please see the table under “Aggregate Restricted and Performance Units Granted in 2006, Vesting Provisions, and Market Value of Grants”.

(13)

Issuances of Trust Units under the RUPU Plan as of December 31, 2006.

THE OPTION PLAN AND THE RUPU PLAN

The Trust has two long-term incentive plans: the Option Plan and the RUPU Plan.  The purpose of the Option Plan and RUPU Plan is to provide officers, directors, consultants and employees of the Trust or any of its subsidiaries with the opportunity to participate in the growth and development of the Trust and its subsidiaries through options or restricted units or performance units and to acquire a proprietary interest in the Trust.  While the Trust maintains both the Option Plan and the RUPU Plan, in practice options are granted only to executive and board members.  Restricted units and performance units are the predominant long term incentives used since May 2006.

In accordance with the rules and policies of the Toronto Stock Exchange (the “TSX”), the Trust has adopted compensation plans which comply with the relevant provisions of the TSX Company Manual.  The following constitutes a summary description of the Option Plan and RUPU Plan prior to the proposed amendments.

The Option Plan

The Option Plan is administered by the Enterra Board.  Subject to the provisions of the Option Plan, the Enterra Board may from time to time designate directors, officers, employees and consultants of the Trust or any of its subsidiaries to whom options to purchase Trust Units may be granted and the number of Trust Units to be optioned to each.  Subject to the provisions of the Option Plan, the Enterra Board determines the exercise period, the vesting provisions and the terms and provisions of the Trust Unit option agreements.  The Enterra Board also has authority to construe and interpret the Option Plan and all agreements entered into thereunder.  As of May 1, 2007, there were 369,677 vested and outstanding options and 1,096,323 unvested and outstanding options.  Since the inception of the Option Plan and up to May 1, 2007, there have been 3,163,500 options granted.  A total of 636,667 options have been exercised.  Currently, there are 1,476,000 options outstanding.

The Option Plan permits the Enterra Board to amend or discontinue the Option Plan at any time without the consent of the participants provided that any such amendment does not impair any option previously granted and that such amendment or discontinuance has been approved by the Exchange.

At its annual meeting held on May 21, 2004, Unitholders of the Trust ratified the approval of the Option Plan by the Enterra Board and approved the reservation of 2,000,000 Trust Units, representing the maximum number of Trust Units that may be issued upon the exercise of Trust Units granted under the Option Plan.  On May 18, 2006, an amendment to the Option Plan allowed the Trust to reserve for issuance up to 10% of the number of Trust Units issued and outstanding (together with Trust Units reserved under any other compensation plan.)  On July 4, 2006, an additional 636,667 Trust Units were reserved for issuance.

The exercise price of options issued under the Option Plan is determined by the Enterra Board in its sole discretion, and cannot be less than the closing trading price per Trust Unit on the last trading day preceding the date of the grant that the Trust Units traded through facilities of the stock exchange on which such Trust Units are then listed.

Any grant of options under the Option Plan is subject to the following restrictions:

(a)

the aggregate number of Trust Units reserved for issuance pursuant to options granted to any one person may not exceed 5% of the outstanding Trust Units (on a non-diluted basis);

(b)

the aggregate number of Trust Units reserved for issuance pursuant to options granted to “insiders” granted pursuant to the Option Plan and other compensation arrangements issued from treasury may not exceed 10% of the outstanding Trust Units (on a non-diluted basis);

(c)

the issuance of Trust Units to “insiders” pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (on a non-diluted basis) and;

(d)

the issuance of Trust Units to any one “insider” and such insider’s associates pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units (on a non-diluted basis).

The aforementioned limits of Trust Units reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

Options granted under the Option Plan are non-assignable and non-transferable for a period of time fixed by the Enterra Board, such period not to exceed 10 years.  To date, the Trust Unit agreements issued to consultants and employees have had an option period of 5 years from the grant date.  The option period is reduced with respect to any option, as provided in the Option Plan, covering cessation of the participant as a director, officer, employee or consultant of the Trust or any of its subsidiaries, death of the participant or change of control of the Trust.  The Trust may satisfy any obligation to a participant by paying to the participant in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the participant would be entitled upon exercise of all unexercised options.

If a participant ceases to be a director, officer, employee or consultant of the Trust or any of its subsidiaries for any reason other than death of the participant or the termination of a participant for cause, the options granted to the participant may be exercised by the participant, for a period of 30 days from the date of the participant ceasing to be a director, officer, employee or consultant to the extent that the participant was entitled to exercise such options at the date of such cessation.  If a participant dies, his or her legal representatives can exercise any unexercised options previously granted to such participant for a period of time equal to the earlier of the normal expiry time of the participants existing options and one year following the date of death.  If a participant is terminated for cause, all options cease and terminate immediately upon the date of notice that termination for cause is given.

Upon the liquidation, dissolution or termination of the Trust or upon a reorganization, consolidation or merger of the Trust with one or more trusts or corporations as a result of which the Trust is not the surviving entity, or in the event of the sale by the Trust of all or substantially all of the property and assets of the Trust, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Trust Units in respect of which such option has not previously been exercised (including in respect of the right to purchase Trust Units not otherwise vested at such time) by the participant at such time.

Agreements in respect of the options may provide that, in the event the Unitholders receive a “take-over” bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the “offeror” as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Trust Units, the Enterra Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the participants to exercise such option (including in respect of Trust Units not otherwise vested at such time) for the purpose of tendering the Trust Units received thereon to the control bid.

Please refer to the section titled “Approval of amendments to the Trust Unit Option Plan” for details regarding the proposed amendment to the Option Plan.

The RUPU Plan

The following constitutes a summary description of the RUPU Plan prior to the proposed amendment.  In addition, the Enterra Board approved an amendment of a housekeeping nature to the RUPU Plan on April 30, 2007, with the consent of the TSX.  That amendment is included below with the original provision outlined in a footnote.  The purpose of the amendment was to clarify that the aggregate number of Trust Units reserved for issuance may not exceed 10% of the Trust’s issued and outstanding Trust Units under all Trust Unit compensation arrangements.  The amendment also makes the provision consistent with other provisions in the section regarding grants and issuances to insiders.

The RUPU Plan was adopted by Unitholders on May 18, 2006.  On July 4, 2006, the Trust reserved 2,404,492 Trust Units for issuance under the RUPU Plan.  Under the RUPU Plan, the Trust may reserve for issuance up to 10% of the number of Trust Units issued and outstanding (together with Trust Units reserved under any other compensation plan.)  Since the inception of the RUPU Plan, there have been 219,664 performance units granted and 537,017 restricted units granted for a total of 756,681 Restricted and performance units granted.  As of May 1, 2007, a total of 122,621 Trust Units pursuant to restricted units granted have been issued.  No Trust Units have been issued pursuant to performance units granted.  As of April 15, 2007, a total of 25,638 restricted units and 11,704 performance units have been cancelled.  As of April 15, 2007 there are 388,758 restricted units outstanding and 207,960 performance units outstanding for a total of 596,718 restricted and performance units outstanding.

The RUPU Plan is administered by the Enterra Board and specifically by the Compensation Committee (the “Committee”).  The Committee has the authority to exercise all the powers and authorities either specifically granted to it under the RUPU Plan or as are necessary or advisable in the administration of the RUPU Plan, including determining: whether to grant restricted units or performance units; the fair market value of the Trust Units in accordance with, and for purposes of, the RUPU Plan; the service providers (as defined below) to whom, and the time or times at which restricted units or performance units will be granted; the number of Trust Units to be covered by each Restricted Unit or Performance Unit; the terms and provisions of Trust Unit grant agreements and all other determinations deemed necessary or advisable.

The restricted units and performance units may be granted to any person, firm or company who is an employee, director or officer of, or consultant or other service provider to, the Trust or any Trust Affiliate (referred to as a “service provider”).

The maximum number of Trust Units issuable pursuant to the RUPU Plan is subject to the following restrictions:

(a)

the aggregate number of Trust Units reserved for issuance pursuant to restricted units and performance units granted to a grantee may not exceed 5% of the outstanding Trust Units (calculated on a non-diluted basis)2;

(b)

the aggregate number of Trust Units reserved for issuance pursuant to this Plan and other Trust Unit compensation arrangements granted to "insiders" may not exceed 10% of the outstanding Trust Units (calculated on a non-diluted basis);

(c)

the issuance of Trust Units to "insiders" pursuant to the Plan and other Trust Unit compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (calculated on a non-diluted basis);

(d)

the issuance of Trust Units to any one "insider" and such insider's associates pursuant to the Plan and other Trust Unit compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units calculated on a non-diluted basis; and

(e)

the aggregate number of Trust Units reserved for issuance pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate is 1% of the issued and outstanding Trust Units (calculated on an undiluted basis).

In determining to whom and the number of restricted units or performance units to be granted, the Committee may take into account: compensation data for comparable benchmark positions among the designated peers; the duties, responsibilities, position and seniority of the grantee; performance measures of the Trust compared with similar performance measures of members of its peer group for the most recently completed fiscal year; the individual contributions and potential contributions of the grantee to the success of the Trust; the base salary and any other compensation (e.g., cash or securities) paid or to be paid to the grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; the fair market value of the Trust Units (the fair market value means the weighted average of the prices that the Trust Units traded on the New York Stock Exchange for five trading days prior) at the time of grant of the restricted units or performance units; and any other factor the Committee, in its sole discretion, deems relevant in connection with accomplishing the purposes of the RUPU Plan.

The Committee will determine the number of restricted units or performance units to be granted and will designate the grant as either a "Restricted Unit" or a "Performance Unit.”  A Restricted Unit is issuable as to one-third of the total granted under the Restricted Unit, on each of the first, second and third anniversary of the date the Restricted Unit was granted, or if the Trust Unit grant agreement specifies that the Trust Units issuable under the Restricted Unit will be issued upon a particular date, on that date.  A Performance Unit is issuable on the second anniversary of the date the Performance Unit was granted.

The number of Trust Units to be issued on the issue date will be adjusted, immediately prior to each issue date by multiplying the number of Trust Units issuable under a Restricted Unit on the issue date by an adjustment ratio (defined as the distribution, expressed as an amount per Trust Unit, paid on that distribution payment date, divided by the fair market value of the Trust Units on the distribution payment date); and by multiplying the number of Trust Units issuable under a Performance Unit on the issue date by the adjustment ratio and the payout multiplier (defined as a percentile ranking of total Unitholder return compared to a peer comparison group.)  Notwithstanding any other provision of the RUPU Plan, but subject to any other applicable requirements of the Exchange or other regulatory authority, the Enterra Board has the right to make any additional adjustments to the number of Trust Units to be issued pursuant to any Performance Unit (including adjustments without comparison to a peer comparison group) if, in the sole discretion of the Enterra Board, the adjustments are appropriate in the circumstances having regard to the principal purposes of the RUPU Plan.

 2

Prior to the amendment, provision “b” read as follows: “the aggregate number of Trust Units reserved for issuance pursuant to restricted units and performance units granted to "insiders" may not exceed 10% of the outstanding Trust Units calculated on a non-diluted basis.”

If a change of control of the Trust has been completed prior to the issue dates, the issue date for all Trust Units issuable under any outstanding Trust Unit grant agreement will be the date immediately before the date the change of control was completed.

If a grantee ceases to be a service provider as a result of the grantee's disability or retirement, the issue date for all Trust Units issuable under any outstanding Trust Unit grant agreement will be the date the grantee ceases to be a service provider as a result of the grantee's disability or retirement; and if a grantee ceases to be a service provider as a result of death, the issue date for all Trust Units issuable under any outstanding Trust Unit grant agreement will be the date of death and the number of Trust Units to be issued will be pro-rated by the proportion that the number of months under the applicable Trust Unit grant agreement during which the grantee was a service provider is of the total number of months under such applicable Trust Unit grant agreement.

If a grantee ceases to be a service provider as a result of termination for cause, effective as of the date notice is given to the grantee of the termination, all outstanding Trust Unit grant agreements under which restricted units or performance units have been granted to the grantee will be terminated and the grantee will forfeit all rights to receive Trust Units under the Trust Unit grant agreement.

If a grantee ceases to be a service provider as a result of being terminated other than for cause effective as of the date notice is given all outstanding Trust Unit grant agreements under which performance units have been granted to the grantee will be terminated, the grantee will forfeit all rights to receive Trust Units issuable under the Performance Unit, and the grantee will not be entitled to receive any performance units or compensation in lieu thereof after that date; and effective as of the last day of any notice period applicable in respect of the termination, all outstanding Trust Unit grant agreements under which restricted units have been granted to the grantee will be terminated and the grantee will forfeit all rights to receive Trust Units issuable under the Restricted Unit.

If a grantee voluntarily ceases to be a service provider for any reason other than the grantee's disability, retirement or death, effective as of the date notice is given by the grantee of the resignation, all outstanding Trust Unit grant agreements will be terminated and the grantee will forfeit all rights to receive Trust Units under the Trust Unit grant agreements; provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Trust Unit grant agreement will not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the grantee continues to be a service provider.

Other than if a grantee ceases to be a service provider as a result of the grantee’s death, the right to receive Trust Units pursuant to restricted units or performance units may only be exercised by the service provider personally.  Except as otherwise provided in the RUPU Plan, no assignment, sale, transfer, pledge or charge (collectively “assignment”) of a Restricted Unit or Performance Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in the restricted units or performance units whatsoever and, immediately upon any such assignment, or attempted assignment, the restricted units or performance units will terminate and be of no further force or effect.

With regard to amending the RUPU Plan, Enterra retains the right to amend from time to time or to terminate the terms and conditions of the RUPU Plan by resolution of the Enterra Board.  Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the Exchange.  Any amendment to the Plan will take effect only with respect to restricted units or performance units granted after the effective date of the amendment, provided that it may apply to any outstanding restricted units or performance units with the mutual consent of Enterra and the service providers to whom the restricted units or performance units have been made.

Please refer to the section titled “Approval of amendments to the Restricted Unit and Performance Unit Incentive Plan” for details regarding the proposed amendments to the existing RUPU Plan.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table details all compensation plans under which equity securities of the Trust are authorized for issuance as of December 31, 2006.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options or Rights	Weighted-Average Exercise Price of outstanding Unit Options and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,481,000	$20.28
Equity Compensation Plans Approved by Securityholders(2)	423,855	N/A
Equity Compensation Plans Approved by Securityholders(3)	212,948	N/A
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
Total	2,117,803		5,609,788(4)

*

The Option Plan and the RUPU Plan are the two equity compensation plans Enterra currently has in place.

Notes:

(a)

This row contains figures for the Option Plan.

(b)

This row contains figures for restricted units under the RUPU Plan.

(c)

This row contains figures for performance units under the RUPU Plan.

(d)

This number is based on a total of 10% of the outstanding Trust Units allowed under both the Option Plan and the RUPU Plan as of December 31, 2006.

The following tables indicate the Option grants, the Restricted and Performance Unit grants, the aggregate Option exercises and the financial year end Option values to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers for the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year*

Name	Trust Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year(2)	Exercise or Base Price ($/option)	Market Value of Trust Units Underlying Options on the Date of Grant ($/Security)	Expiration Date

E. Keith Conrad	--(1)	--	--	--	--
Victor Roskey	100,000	13.29%	13.56	13.56	August 10, 2011
John Reader(3)	75,000	9.97%	17.05	17.05	May 1, 2011
Jim Tyndall	100,000	13.29%	15.49	15.49	June 5, 2011
Kim Booth	75,000	9.97%	15.90	15.90	April 1, 2011
John Kalman	--	--	--	--	--

*

Enterra has decided to reduce the number of long term incentives pursuant to the Option Plan in favour of long term incentive grants pursuant to the RUPU Plan.

Notes:

(1)

Mr. Conrad, through Macon, was granted 400,000 options in 2005.

(2)

This percentage was determined based on the total number of options granted in 2006 (752,000).  It includes grants to consultants as well as grants to Enterra employees.

(3)

Mr. Reader was granted 30,000 options in 2005.

Restricted and Performance Unit Grants During the Most Recently Completed Financial Year

	Restricted Units Granted (#)(1)/Performance Units Granted (#)(2)	% of Total Restricted and Performance Units Granted to Employees in Financial Year(3)	Exercise or Base Price ($/option)	Market Value of Trust Units Underlying Restricted Units and Performance Units on the Date of Grant ($/Security)

E. Keith Conrad	--	--	--	--
Victor Roskey	40,850/27,233	9.05%	--	$13.78(4)
John Reader	31,736/11,494	5.75%	--	$15.55(5)
John Reader	4,021/0	0.53%	--	$10.96(6)
Jim Tyndall	39,511/26,341	8.76%	--	$15.55(5)
Kim Booth	40,920/14,368	7.35%	--	$15.55(5)
John Kalman	10,000/0	1.33%	--	$15.55(5)

Notes:

(1)

In general ,the Restricted Unit grants vest as follows: 1/3 of the total one year after the grant date, 1/3 of the total two years after the grant date and 1/3 three years after the grant date.  Accordingly, the first vesting of 1/3 of the total will occur on May 26, 2007, with subsequent vesting in the following two years.

(2)

The Performance Unit grant becomes issuable as Trust Units, if certain performance criteria are met, two years after the grant date.

(3)

The aggregate number of restricted units and performance units granted in 2006 was 752,069.

(4)

Based on the closing price on the TSX on July 25, 2006 of $13.78.

(5)

Based on the closing price on the TSX on May 26, 2006 of $15.55.

(6)

Based on the closing price on the TSX on September 13, 2006 of $10.96.

Aggregate Restricted and Performance Units Granted in 2006, Vesting Provisions, and Market Value of Grants

Name	Restricted Unit Grants	Vesting Provisions	Market Value of Grant on Date of Grant ($)	PerformanceUnit Grants(1)	Vesting Provisions	Market Value of Grant on Date of Grant ($)	Total(2)
E. Keith Conrad	--	--	--	--	--	--	--
Victor Roskey	13,617 13,617 13,616	July 25, 2007 July 25, 2008 July 25, 2009	187,642 187,642 187,628	27,233	July 25, 2008	375,270	938,182
John Reader	1,500 1,500 9,579 9,579 9,578 4,021	August 18, 2006(3) December 31, 2006 May 26, 2007 May 26, 2008 May 26, 2009 January 4, 2007	23,325 23,325 148,953 148,953 148,938 44,070	11,494	May 26, 2008	178,731	716,295
Jim Tyndall	13,171 13,170 13,170	May 26, 2007 May 26, 2008 May 26, 2009	204,809 204,794 204,794	26,341	May 26, 2008	409,602	1,023,999
Kim Booth	5,000 11,974 11,973 11,973	February 27, 2007 May 26, 2007 May 26, 2008 May 26, 2009	77,750 186,195 186,180 186,180	14,368	May 26, 2008	223,422	859,727
TOTAL							3,538,203

Notes:

(1)

The issuance of performance units is based on the performance of the Trust compared to its peers.  This figure assumes a payout multiplier of 1:1 with respect to the performance units.

(2)

Some numbers may not match the figures in the “Summary of Executive Compensation” due to rounding.

(3)

Issue date of the restricted units.

Aggregate Trust Unit Options Exercised During the Most Recently Completed Financial Year and Financial Year End Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2006 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2006 ($9.25 at close) ($) Exercisable/ Unexercisable
E. Keith Conrad	0	--	133,334/266,666 (1)	--
Victor Roskey	0	--	0/100,000	--
John Reader	0	--	25,000/50,000(2)	--
John Reader	0	--	10,000/20,000(2)	--
Jim Tyndall	0	--	0/100,000	--
Kim Booth	0	--	25,000/75,000	--

Notes:

(1)

Granted June 1, 2005.

(2)

Mr. Reader was granted options to purchase 30,000 Trust Units on January 25, 2005.  10,000 of those options have vested however none have been exercised.  Mr. Reader was also granted options to purchase 75,000 Trust Units on May 1, 2006.  25,000 of those options vest on May 1, 2006.

Retirement Plans

Neither the Trust, nor any of its subsidiaries, presently has any retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts and Termination of Employment

The Trust has entered into a Management Agreement with Macon for the management services of Mr. Conrad.  Pursuant to the Management Agreement, Macon is paid $33,000 per month for Mr. Conrad’s services as President and Chief Executive Officer.  In addition, Macon was granted 400,000 Trust Unit options under the Option Plan.  Macon is also provided with office space.  Moreover, Mr. Conrad is eligible to participate in the Trust’s Annual Bonus Plan, Stock Savings Plan, Health Benefits Plan and any other employee benefits provided by the Trust during the term of the Management Agreement.  The initial term of the Management Agreement is three years.  The Management Agreement provides a preliminary list of management services to be provided by Macon.  For the 2006 year, Enterra paid Macon a total of $430,000 under the Management Agreement.

The Trust has not entered into executive contracts with any of its executive officers however it has entered into employment letters setting the terms of employment for each of the executive officers.  These letter agreements outline the commitment Enterra is prepared to make to its senior management team and indicates its intention to enter into a management contract.  The letter agreements were all entered into during 2006.  The particulars of the severance provisions and any change of control provisions will be finalized in executive contracts.

The letter agreement between Enterra and Mr. Roskey provides for an annual base salary of $275,000.  It includes a provision for option grants and Restricted and Performance Unit grants consistent with those described on pages 17 and 18 of this Information Circular – Proxy Statement.  In the event Mr. Roskey’s employment is terminated due to a change of control or for reasons other than voluntary resignation or just cause, the employment letter states that Mr. Roskey is entitled to a termination payment equal to the greater of 24 months compensation including base salary and health benefits, plus any bonus earned on a pro rata basis or $1,000,000.

The letter agreement for Mr. Reader provides for an annual base salary of $200,000.  His annual salary was subsequently increased to $250,000.  It includes a provision for option grants and Restricted and Performance Unit grants consistent with those described on pages 17 and 18 of this Information Circular – Proxy Statement.  In the event Mr. Reader’s employment is terminated for any reason other than voluntary resignation or just cause, the employment letter states that Mr. Reader is entitled to severance equal to 12 months.  This was subsequently increased to 18 months.

The letter agreement between Enterra and Mr. Tyndall, provides for an annual base salary of $275,000.  It includes a provision for option grants and Restricted and Performance Unit grants consistent with those described on pages 17 and 18 of this Information Circular – Proxy Statement.  In the event Mr. Tyndall’s employment is terminated within the first 9 months of employment due to a change of control, the employment letter states that Mr. Tyndall is entitled to a termination payment equal to 12 months compensation including base salary and health benefits, plus any bonus earned on a pro rata basis.  If Mr. Tyndall is terminated within the first 9 months of employment for reasons other than voluntary resignation, just cause or a change of control, the employment letter states that Mr. Tyndall is entitled to a termination payment equal to 6 months compensation including base salary and health benefits, plus Mr. Tyndall may be eligible for consideration for bonus.  In the event Mr. Tyndall’s employment is terminated after completing the first 9 months of employment due to a change of control or for reasons other than voluntary resignation or just cause, the employment letter states that Mr. Tyndall is entitled to a termination payment equal to the greater of 24 months compensation including base salary and health benefits, plus any bonus earned on a pro rata basis or $1,000,000.  Mr. Tyndall also received a signing bonus.

The letter agreement for Ms. Booth provides for an annual base salary of US$250,000.  It includes a provision for option grants and Restricted and Performance Unit grants consistent with those described on pages 17 and 18 of this Information Circular – Proxy Statement.  In the event Ms. Booth’s employment is terminated for any reason other than voluntary resignation or just cause, the employment letter states that Ms. Booth is entitled to severance equal to 18 months.

Mr. Kalman’s employment letter ceased to be of any force or effect upon his resignation on June 15, 2006.  From March 1, 2006 to June 15, 2006, Mr. Kalman received an annual base salary of $250,000.  His letter agreement included a provision for grants under the RUPU Plan consistent with those described on pages 17 and 18 of this Information Circular – Proxy Statement.  In the event Mr. Kalman’s employment was terminated for reasons other than voluntary resignation, the employment letter states that Mr. Kalman was entitled to a termination payment equal to the greater of 24 months compensation including base salary and health benefits, plus any bonus earned on a pro rata basis or $1,000,000.  From June 1, 2005 to March 1, 2006, Mr. Kalman’s services as Chief Financial Officer were provided pursuant to the management agreement with Macon.

Compensation of Directors

The Enterra Board is entitled to compensation as directors of Enterra.  Prior to May 26, 2006, unrelated directors were paid an annual retainer of US$5,000 for the Chairman of the audit committee and $5,000 for the other two chair positions during that time.  From May 26, 2006 to the present, compensation for the directors, other than for Mr. Conrad, was as follows:

	Annual Retainer	Directors’ Meeting Fees	Committee Meeting Fees
Chairman of the Board	$45,000	$2,500
Director	$30,000	$2,000	$1,000
Committee Chair			$1,250

In addition to the above, each member of the Enterra Board is eligible to receive options to purchase Trust Units under the Option Plan and to receive restricted units and performance units under the RUPU Plan.  Directors are also eligible for a bonus under the current bonus plan.  Members of the Special Committee are paid a monthly fee of $2,000 per month and $1,000 per meeting of the Special Committee.

Trust Options Granted to Directors

The following table sets out the number of options, granted to those directors who are not also part of management in the year ended December 31, 2006.

Holder	Date of Grant	Total Options Granted	Grant Price	Expiry Date	Currently Held
R.H. (Joe) Vidal	April 1, 2006	15,000	$15.90	April 1, 2011	15,000
Peter Carpenter	May 18, 2006	10,000	$15.55	May 18, 2011	10,000
Norman Wallace	May 18, 2006	10,000	$15.55	May 18, 2011	10,000
Roger Giovanetto	May 18, 2006	10,000	$15.55	May 18, 2011	10,000
W.C. (Chip) Hazelrig	May 18, 2006	10,000	$15.55	May 18, 2011	10,000

Restricted and Performance Units Granted to Directors

The following table sets out the number of restricted units and performance units granted to those directors who are not also part of management in the year ended December 31, 2006.

Holder	Date of Grant	Total Restricted Units/Performance Units Granted	Grant Price	Expiry Date	Currently Held
R.H. (Joe) Vidal	May 26, 2006	2,938/2,554	--	--	1,916/2,554
Peter Carpenter	May 26, 2006	1,341/1,277	--	--	1,341/1,277
Norman Wallace	May 26, 2006	1,341/1,277	--	--	1,341/1,277
Roger Giovanetto	May 26, 2006	1,341/1,277	--	--	1,341/1,277
W.C. (Chip) Hazelrig	May 26, 2006	1,341/1,277	--	--	1,341/1,277

The Trust has no plan for any of its employees or employees of its subsidiaries involving stock appreciation rights.

Compensation of the Trustee

The Trustee was reimbursed for costs and expenses incurred during the year ended December 31, 2006.  Compensation is paid to the Trustee for the services it provides as Trustee and as transfer agent and registrar of the Trust.  For the year ended December 31, 2006, the Trustee received approximately $95,500 for the services it provided as transfer agent and registrar and $39,500 as Trustee of the Trust.

Directors’ and Officers’ Liability Insurance

Enterra carries directors’ and officers’ liability insurance with a policy limit of US$10,000,000 for each loss and to a total of US$10,000,000 in aggregate for the policy period.

REPORT OF THE COMPENSATION COMMITTEE

Composition of the Compensation Committee

Enterra has established a Compensation Committee (the “Committee”) currently comprised of 3 non-management members of the Enterra Board.  The mandate of the Compensation Committee is to review and where appropriate approve overall budget salary increases for employees, compensation and benefit proposal for officers of Enterra (excluding the Chief Executive Officer), recommendations to the Enterra Board regarding compensation of officers (other than that the Chief Executive Officer) and incentive compensation and equity-based plans that are subject to the approval of the Enterra Board, goals and objectives relevant to Chief Executive Officer compensation and performance, and compensation disclosure in each year’s information circular.

From January 1, 2006 to May 18, 2006, the Committee was composed of three members: Herman S. Hartley, Reginald J. Greenslade and Norman W.G. Wallace.  During 2006, Messrs. Hartley and Wallace were independent of management.  During this period, Mr. Greenslade acted only as a director and non-executive chair.  On March 31, Mr. Greenslade resigned from the Enterra Board, and consequently, his position on the Committee.  On May 18, 2006, new members of the Committee were selected at the organizational meeting of the Enterra Board.  From May 18, 2006 to the date of this Information Circular - Proxy Statement, the Compensation Committee has been composed of Mr. Vidal (Chairman), Mr. Wallace and Mr. Giovanetto.

The Trust’s compensation policy with respect to employees and executive officers is to attract and retain individuals of high calibre to serve as employees and officers of the Trust, to motivate their performance in order to achieve the Trust’s strategic objectives and to align the interests of employees and executive officers with the long-term interests of the Unitholders.  These objectives are to ensure that the Trust continues to grow on an absolute basis as well as to grow cash flow and earnings per Trust Unit.  The Trust’s primary compensation policy is to pay for performance and, accordingly, the performance of the Trust and of the Chief Executive Officer of Enterra as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer; rather the Committee uses industry data and its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially four components: (a) base salary, (b) annual bonuses, (c) Trust Unit options and (d) Restricted and performance units.  Each of the elements of the executive officer compensation is briefly described below.

Base Salaries

In determining salaries, the Committee uses income trust peer surveys to compare the base salary of the executive officers of Enterra with that of executive officers in the oil and gas industry and expects to set the executive officer pay level at the industry average for such position while attempting to adjust for the Trust’s size, at the start of the year.  Factors looked at in determining peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.  On June 1, 2005, the Trust entered into a Management Agreement with Macon.  Accordingly, Mr. Conrad’s services as President and Chief Executive Officer and for a short time, Mr. Kalman’s services as Chief Financial Officer, were based on the terms of the Management Agreement.

Bonuses

The Committee’s philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Trust and the individual executive officer.  For 2006, the amount of the bonuses paid was set according to Enterra’s current bonus plan, subject to approval by the Committee and the full Enterra Board.

The RUPU Plan and the Option Plan

The Trust’s current primary long-term incentive compensation programs are the Option Plan and the RUPU Plan.  The Committee believes that the Option Plan and the RUPU Plan are one mechanism in which to facilitate the attainment of the Trust’s strategic objectives, and to align the interests of executive officers and employees with the long-term interests of the Trust’s Unitholders.

Trust Unit Savings Plan

On January 14, 2004, the Enterra Board approved the adoption of a Trust Unit savings plan for Enterra.  The purpose of the Trust Unit savings plan is to provide employees of the Trust with the opportunity to participate in the ownership and growth of the Trust through the purchase of Trust Units in the market.  Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant’s annual salary.  The Trust matches any participant’s contributions equally.

Presented by the Compensation Committee

R. H. (Joe) Vidal
Norman W.G. Wallace
Roger Giovanetto

Indebtedness of Directors and Executive Officers

No directors or executive officers of Enterra, nor any associate or affiliate of any of them, are indebted to the Trust or any subsidiary of the Trust.

Interest of Informed Persons in Material Transactions

Except as disclosed below, management of Enterra is not aware of any material interest, direct or indirect, of any informed person of Enterra or the Trust, director, proposed director or officer of Enterra or any other subsidiary of the Trust, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Trust or in any proposed transaction that has materially affected or would materially affect the Trust or any of its subsidiaries.

Relationship with JED and JMG

Under an Agreement of Business Principles first dated September 1, 2003, and amendments thereto, properties acquired by the Trust were contracted, operated and drilled by JMG Exploration, Inc. (“JMG”) if they were exploration properties, and contracted, operated and drilled by JED Oil Inc. (“JED”) if they were development projects.  Exploration of the properties was done by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovered commercially viable reserves on the exploration properties, the Trust had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Had the Trust elected to develop the properties, development would have been done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and the Trust.  The Trust had a first right to purchase any assets developed by JED.  The Trust did not and currently does not own any shares in either JMG or JED.

Effective January 1, 2004, the Trust and JED entered into the Technical Services Agreement, which provided for services required to manage the Trust’s field operations and governed the allocation of general and administrative expenses between the two entities. Under the Technical Services Agreement, the Trust and JED allocated costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the Trust and JED.  On January 1, 2006, the Trust terminated the Technical Services Agreement with JED and replaced it with the Joint Services Agreement which provided for the provision of certain limited services as between JED and the Trust.

On September 28, 2006, the Trust terminated the Agreement of Business Principles and amendments thereto, and other related agreements with JED, including the Joint Services Agreement.  Concurrent with the termination of the agreements, the Trust settled all amounts owing to JED.

During the term of the Trust’s agreements with JED and JMG, the Chairman of the Trust until March 31, 2006, Reginald J. Greenslade, was also the Chairman and Chief Executive Officer of JED and the Chairman of JMG, as well as an owner of securities in all three entities.  Mr. Greenslade also served as President and CEO of the Trust from January 15, 2005 to June 1, 2005.  In addition, H.S. (Scobey) Hartley, a director of Enterra until May 18, 2006, was the President and CEO and a director of JMG and an owner of securities in both entities.

Relationship with Petroflow Energy Ltd.

Petroflow Energy Ltd. (“Petroflow”) is one of the Trust’s strategic partners and has farmed into the Trust’s properties in Oklahoma.  Mr. Conrad, the President and Chief Executive Officer of Enterra, as a founder of Petroflow, through his wholly-owned oil and gas company, Macon, is considered a promoter of Petroflow.  During October 2005, the President of Petroflow contacted Mr. Conrad, who at the time was also the Chairman of Petroflow, concerning a possible acquisition of Oklahoma properties by the Trust.  Mr. Conrad reviewed the acquisition in his capacities as Chairman of Petroflow and the President and Chief Executive Officer of Enterra and determined that the acquisition had merit and that a partnership between the Trust and Petroflow would be advantageous for both parties.  On November 9, 2005, the acquisition and the farmout to Petroflow were brought to the Enterra Board for consideration and again on December 6, 2005 for approval.  On each occasion, Mr. Conrad abstained from voting on the matter.  On March 20, 2006, Mr. Conrad resigned as Chairman and as a director of Petroflow.  Mr. Conrad, through Macon, remains a significant shareholder of Petroflow owning directly or indirectly approximately 14% of the outstanding common shares. The Board believes that any of the activities undertaken by Mr. Conrad did not and will not interfere, in any material way, with his ability to act with a view to the best interest of either Enterra or the Trust.

However, the Enterra Board is aware of the conflict of interest and has established a committee of directors independent of the Trust’s management and excluding Mr. Conrad, to review all material matters related to its business dealings with Petroflow and to approve any material decisions relating thereto.  In addition, management is required to report on all material matters relating to the business relationship with Petroflow.  Day-to-day oversight of the Petroflow farmin, including decisions related to the specific location and timing of wells, has been delegated to a five person committee consisting of two representatives of Petroflow and three representatives of the Trust, excluding Mr. Conrad.

Relationship with Macon

Mr. Conrad is not our employee.  He provides his services as President and Chief Executive Officer of Enterra pursuant to the Management Agreement.  Mr. Conrad, through the Management Agreement, is eligible to participate in the Trust’s bonus plan, Option Plan and RUPU Plan.  Pursuant to the Management Agreement, we pay fees to Macon in the amount of $33,000 per month and provide office space for approximately 12 employees of Macon during the term of the agreement.  Our Special Committee is currently negotiating the termination of the Management Agreement with Macon, terms of employment with Mr. Conrad and a commitment by Mr. Conrad to deal within 18 months, to the satisfaction with the Enterra Board, with the potential conflict of interest relating to Mr. Conrad’s role as President and Chief Executive Officer of Enterra and the share position that Macon holds in Petroflow.

Macon also provided the services of the Chief Financial Officer of the Trust from June 1, 2005 until March 1, 2006 in exchange for a fee of $17,000 per month.

Other Management and Director Interests

Ms. Kim Booth, our Vice President and Chief Operating Officer, U.S. Operations, owns working interests ranging from 0.5% to 2.0% in approximately 45 wells on our Oklahoma properties.  Ms. Booth owned those interests prior to our acquisition of crude oil and natural gas properties located in Oklahoma.  Ms. Booth is not entitled to additional interests or new interests in any wells drilled on our Oklahoma properties.

Mr. W. Cobb (Chip) Hazelrig, a current director of Enterra, has entered into a participation agreement dated March 1, 2006 with Enterra US Acquisition Inc. whereby Mr. Hazelrig may, subsequent to March 1, 2006, elect to participate with Enterra US Acquisition Inc. in the drilling of oil and gas wells on lands situated in Alfalfa, Garfield, Grant, Lincoln, Logan, Noble and Payne Counties, Oklahoma.  Upon the drilling of wells that Mr. Hazelrig has elected to participate in, assuming fulfillment by Mr. Hazelrig of his obligations pursuant to a participation agreement, including paying his proportionate share of all costs, expenses, responsibilities and liabilities in respect of the acquiring, maintaining and drilling such wells, Mr. Hazelrig will be entitled to an undivided 2.0% of the working interest owned by Enterra US Acquisition Inc. in and to each of the oil, gas and mineral leases affected by or attributable to such wells.

TRUST PERFORMANCE GRAPH

The following graph and table compare the percentage change in the cumulative Unitholder return since commencement of operation of the Trust, with the cumulative total return of the TSX 300 Composite Index, assuming reinvestment of distributions.

	Nov 23-03	Dec-03	Dec-04	Dec-05	Dec-06
ENT.UN	100	117	203	188	105
S&P/TSX composite index	100	106	119	145	166

Additional Information

Additional information relating to the Trust is on the SEDAR website at www.sedar.com.  The Trust has a current Annual Information Form (“AIF”) filed with the securities commissions of all the provinces and territories. Financial information is provided in the Trust’s comparative financial statements and amended MD&A for its most recently completed financial year.  The following documents will be provided to any Unitholder upon request: (i) a copy of the AIF of the Trust, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Trust’s website at www.enterraenergy.com.

CORPORATE GOVERNANCE

General

National Policy 58-201 Corporate Governance Guidelines provides guidance on corporate governance practices. These guidelines, while not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices.  National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that all issuers must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Trust’s corporate governance practices, in Form 58-101F1, is set forth below and relates to the Enterra Board in its own capacity and as the administrator of the Trust.

In response to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), Enterra has updated its audit committee charter Please refer to the heading “Audit Committee” in the Trust’s AIF for the disclosure required by Section 5.1 of MI 52-110.

Since the Trust has securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations of the U.S. Securities and Exchange Commission (“SEC Rules”) as well as NYSE listing standards and NYSE corporate governance rules that were finalized in November 2004 (together, “NYSE Standards”).

Board of Directors

The Enterra Board is currently composed of six directors: R.H. Joe Vidal, E. Keith Conrad, Norman W.G. Wallace, Peter Carpenter, W.C. Chip Hazelrig and Roger Giovanetto.  The majority of the current Enterra Board is independent for board membership purposes.  Messrs. Vidal, Wallace, Carpenter and Giovanetto are considered independent directors pursuant to NI 58-101 and MI 52-110.  Pursuant to MI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.  Therefore, neither Mr. Conrad, the President and Chief Executive Officer of Enterra, nor Mr. Hazelrig, a former principal of Altex Resources Inc. and a shareholder of Petroflow, are considered independent.

Common Board Memberships

Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd. which trades on the CNQ Exchange (symbol: CALS).  Other than disclosed above, no current director is a member of the board of another reporting issuer.

Meeting of the Enterra Board

The Enterra Board meets at least every quarter for a formal board meeting.  Depending on the level of activity of Enterra, the Enterra Board will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Enterra Board also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Enterra Board has formed six committees comprised mostly of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Enterra Board

Mr. Vidal, the Chairman of the Enterra Board is a non-executive director and meets the Enterra Board’s independence standards.  The primary functions of the Chairman are to facilitate the operations and deliberations of the Enterra Board and the satisfaction of the Enterra Board’s responsibilities.  The Chairman’s key responsibilities include duties relating to setting the Enterra Board meeting agendas, chairing Enterra Board and Unitholder meetings, director development, providing input on potential director candidates and providing feedback to the Chief Executive Officer.

Attendance

The following table summarizes each current director’s attendance record since being elected on May 18, 2006 to May 1, 2007.  With respect to Mr. Wallace and Mr. Vidal, the attendance record is from March 31, 2006 to May 1, 2007.  Enterra’s Board from January 1, 2006 to May 18, 2006 had a 100% attendance record for both board meetings and committee meetings.

Director	Number of Enterra Board meetings attended	%	Number of Enterra Committee meetings attended	%
E. Keith Conrad	24/24	100%	--	--
R. H. (Joe) Vidal	24/24	100%	11/11	100%
Norman W.G. Wallace	22/24	92%	9/11	82%
Peter Carpenter	23/24	96%	10/10	100%
Roger Giovanetto	21/24	88%	6/8	75%
W.C. (Chip) Hazelrig	16/24	67%	6/6	100%

Board Mandate

Enterra does not have a specific Board mandate, however, the Enterra Board recognizes and implements its responsibilities and supervisory role through open communication with management and in camera sessions.  The Enterra Board’s principal responsibilities relate to the stewardship of management and are summarized below:

(a)

Strategic planning - the Enterra Board reviews and approves the Trust’s strategic planning process and annual strategic plan in light of management's assessment of emerging trends, the competitive environment, risk issues and significant business practices and products;

(b)

Risk management - the Enterra Board (with assistance from the Audit Committee) reviews management reports on material risks associated with our businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems;

(c)

Human resources management - the Enterra Board (with assistance from the Compensation Committee) reviews Enterra’s approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

(d)

Financial corporate governance - the Enterra Board (with assistance from the Corporate Governance and Nominating Committee) reviews the Trust’s approach to corporate governance, director independence, the Trust's code of ethics and conduct, and policies relating to reputation and legal risk;

(e)

Information - the Board (with assistance from the Audit Committee) reviews the Trust's Internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of the Trust’s financial information and systems, including the requirements imposed by SOX, SEC Rules and NYSE Standards;

(f)

Communications - the Enterra Board reviews the Trust’s overall communications strategy, measures for receiving Unitholder feedback and compliance with the Trust’s disclosure policy;

(g)

Board committees - the Enterra Board establishes committees and their mandates and requires committee chairs to present a report to the Enterra Board on material matters considered by the committee at the next Enterra Board meeting;

(h)

Director development and evaluation - the Enterra Board (with assistance from management, the Chairman of the Enterra Board and the committees) develops director orientation programs and continuing development programs for directors and evaluates the performance of the Enterra Board, its committees and each director.

Position Descriptions

The Enterra Board has developed a written description for the responsibilities of each committee.  In addition, the Management Agreement between the Trust and Macon sets out a preliminary list of management services to be provided by the President and Chief Executive Officer.  There are no specific written position descriptions for the Chairman of the Board or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr. Vidal is responsible for the management, development and effective performance of the Enterra Board.  See “Chairman of the Enterra Board” for more information.

Orientation and Continuing Education

At present, Enterra does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Trust the contents of which are determined based on the director’s familiarity with the Trust and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Enterra Board, potential board members are encouraged to meet with management to inform themselves regarding Enterra’s and the Trust’s business and affairs.  After joining the Enterra Board, management and the Enterra Board provide orientation to new directors as necessary based on the particular needs and experience of each director and the Enterra Board as a whole.

Enterra currently has no specific policy regarding continuing education for directors.  Requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Enterra Board has written policies regarding business conduct, disclosure, confidentiality, and trust unit trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all Enterra employees, officers, directors and consultants in conducting the business affairs of Enterra and the Trust.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Enterra Board and directors on the Enterra Board are expected to comply.  Any waivers from the Code of Business Conduct must be approved by the Enterra Board.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Trust when there is undisclosed material information or pending material developments with respect to the Trust.  The Disclosure Policy addresses the Trust’s disclosure practices and procedures and outlines the principles guiding the Trust in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting Enterra at info@enterraenergy.com.

In addition to the guidance provided in the Code of Business Conduct, in accordance with the Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust or the Trust subsidiaries shall disclose to Enterra the nature and extent of the director’s or officer’s interest. In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

The Audit Committee has adopted a “whistle-blower” policy which is designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Enterra Board regarding composition of the Board, candidates to fill vacancies and succession planning.  The Governance and Nominating Committee currently consists of Mr. Carpenter (Chairman), Mr. Vidal and Mr. Hazelrig.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular – Proxy Statement is composed entirely of independent directors, being Mr. Vidal (Chair), Mr. Wallace and Mr. Giovanetto.  See “Composition of the Compensation Committee” and “Report on Executive Compensation” in this Information Circular – Proxy Statement.

Other Board Committees

In addition to the Compensation Committee, the Enterra Board also has an Audit Committee, a Reserves Committee, a Corporate Governance and Nominating Committee, a Special Committee and a Health Safety, Environment and Regulatory Compliance Committee.

Enterra’s Audit Committee consists of Mr. Vidal (Chairman), Mr. Carpenter and Mr. Wallace, all three being independent and unrelated directors.  The audit committee reviews in detail and recommends approval of the Enterra Board of our annual and quarterly financial statements; recommends approval of the remuneration of our auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Enterra’s Reserves Committee currently consists of Mr. Giovanetto (Chairman), Mr. Wallace and Mr. Carpenter.  The mandate of the Reserves Committee is to review the selection of an independent evaluator  for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates.

Enterra’s Governance Nominating Committee currently consists of Mr. Carpenter (Chairman), Mr. Vidal and Mr. Hazelrig.  The mandate of the Governance and Nominating Committee is to recommend to the Enterra Board policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Enterra Board, and (iii) conducting an annual performance review of the directors.  The Enterra Board, through the Governance and Nominating Committee has recommended an annual review process and is in the process of gathering the information and presenting it to the Enterra Board.

Enterra’s Special Committee is comprised of three non-management members of the Enterra Board.  The mandate of the Special Committee is to organize, institute and supervise a process for the development and evaluation of our relationships with Macon and Petroflow and alternatives for the evolution of such relationships and to report its findings to the Board and make such recommendations as the Special Committee considers appropriate.

Enterra’s Health, Safety, Environment and Regulatory Compliance Committee is comprised of three members of the Enterra Board.  Its mandate is to monitor and evaluate the health, safety and environment issues affecting Enterra, including the evaluation of Enterra’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

Other Activities of the Enterra Board

The Enterra Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Amended Indenture or adopted by the Enterra Board.

The Enterra Board and its committees have access to senior management on a regular basis as Mr. Conrad is a director and attends all meetings of the Enterra Board.  Other management personnel of Enterra are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

OTHER MATTERS

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Enterra Board, for and on behalf of the Trust.

DATED MAY 1, 2007.

SCHEDULE “A”
ENTERRA ENERGY TRUST

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information is with respect to Mr. Conrad:

On March 20, 2000, Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The trustee was discharged in May 2001.

In July 2000, cease trade orders were issued by the Alberta, B.C. and Saskatchewan Securities Commission against Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, for failure to file financial statements.  The deficiencies were rectified and the cease trade orders lifted.

The following information is with respect to Mr. Giovanetto:

Mr. Giovanetto was a director and insider of Niaski Environmental Inc., when it made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.

SCHEDULE “B”
ENTERRA ENERGY TRUST

AMENDMENT TO THE TRUST INDENTURE

NOW THEREFORE BE IT RESOLVED as a special resolution of the Unitholders of the Trust that:

1.

the Trust Indenture be amended by deleting paragraph 4.1(c) thereof and replacing it with the text set forth below:

“(c)

acquiring, holding, transferring, disposing of, investing in and otherwise dealing with assets, securities (whether debt or equity) and other interests (including royalty interests) or properties of whatever nature or kind of, or issued by, New Enterra, Commercial Trust or any other entity including, without limitation, bodies corporate, partnerships or trusts;”

2.

the Trustee and the Administrator (and any director or officer of the Administrator on its behalf) are hereby authorized and directed for and in the name of and on behalf of the Trust, to execute all such documents and to do all such other acts and things as such person may determine to be necessary or advisable to give effect to these resolutions including, without limitation, entering into an amendment and restatement of the Trust Indenture to give effect to the foregoing amendments;

3.

notwithstanding the foregoing, the Administrator may, without further approval of the Unitholders, revoke this resolution at any time before it is acted on; and

4.

any capitalized term used in this resolution and not otherwise defined herein shall have the meaning ascribed to that term in the Information Circular – Proxy Statement of the Trust dated May 1, 2007.”

SCHEDULE “C”
ENTERRA ENERGY TRUST

AMENDMENT TO THE OPTION PLAN

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the Trust that:

1.

The Option Plan of the Trust is amended as described in the Information Circular – Proxy Statement of the Trust dated May 1, 2007 including deleting paragraph 12.1 in its entirety and replacing it with the following:

“12.1

The Board may amend, suspend or terminate the Plan, or any portion thereof or any Option, at any time, and may do so without Unitholder approval, subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval:

(a)

amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)

amendments necessary to comply with the provisions of applicable law;

(c)

amendments respecting administration of the Plan;

(d)

any amendment to the vesting provisions;

(e)

any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible participants; and

(g)

any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law.

2.

Any one director or officer of Enterra is hereby authorized and directed for and in the name and on behalf of the Trust to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable with the foregoing.

3.

The Enterra Board may revoke this resolution before it is acted on without further approval of the Unitholders of the Trust.

SCHEDULE “D”
ENTERRA ENERGY TRUST

AMENDMENT TO THE RUPU PLAN

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the Trust that:

1.

The RUPU Plan of the Trust is amended as described in the Information Circular – Proxy Statement of the Trust dated May 1, 2007 including adding and deleting language in paragraph 12 so that the final form of paragraph is as follows:

12.

The Board may amend, suspend or terminate the Plan, or any portion thereof or any Restricted Unit or Performance Unit, at any time, and may do so without Unitholder approval, subject to those provisions of applicable law, if any, that require the approval of Unitholders or any governmental or regulatory body (including, without limitation the Exchange).  Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Unitholder approval (Any amendment to this Plan will take effect only with respect to Restricted Units or Performance Units granted after the effective date of the amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of the Corporation and the Service Providers to whom the Restricted Units or Performance Units have been made):

(a)

amendments of a “housekeeping” nature, including curing ambiguities, errors or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provisions of the Plan;

(b)

amendments necessary to comply with the provisions of applicable law;

(c)

amendments respecting administration of the Plan;

(d)

any amendment to the vesting provisions;

(e)

any amendment to the termination provisions which does not entail an extension beyond the original expiry date;

(f)

the addition of any form of financial assistance including an amendment to a financial assistance provision which is more favourable to eligible participants; and

(g)

any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law.

2.

Any one director or officer of Enterra is hereby authorized and directed for and in the name and on behalf of the Trust to execute or cause to be executed and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable with the foregoing.

3.

The Enterra Board may revoke this resolution before it is acted on without further approval of the Unitholders of the Trust.